Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Yahoo! Finance Interview – November 8, 2021

Participants:

•	Alexis Christoforous, Yahoo! Finance
•	Matt Roberts, Vacasa

Alexis Christoforous:

Despite the ongoing pandemic, more than 50% of Americans plan to take a trip this fall. That's good news for the vacation rental management platform, Vacasa, which is planning to go public via a SPAC and which just released its new Homeowner app. Here to talk about all of that with us is Vacasa's CEO, Matt Roberts.

Matt, good to see you again. We just spoke a few months ago, and when we did, you told me demand for those vacation rentals was very strong and that business seemed to be coming back. What are you seeing now in terms of holiday travel?

Matt Roberts:

Well, more of the same. The latest survey that we just did indicated nearly half of Americans are planning on traveling this holiday season. It normally skews towards family travel, so about 65% of people with children under five years old are planning to travel over the holidays. Even more important, if you look at 2022, Alexis, we're seeing really strong interests, it's like 63% are planning to travel in 2022, with 85% planning to travel more than they did in 2021. Confidence is going up quite a bit in the desire to and a willingness to travel.

Alexis Christoforous:

Also today, of course, a milestone in the pandemic as the US lifts those COVID-related bans, letting in international travelers who can prove that they've been fully vaccinated. Did you ask folks who plan to travel, are they the ones who are fully vaccinated?

Matt Roberts:

We didn't ask that question, but we do notice that, in general, we asked about if there was a spike in COVID cases would they cancel their trips, and this is what I mean by the confidence, only 49% said that they would, whereas last year was it was 75% said that they would. The confidence level and the ability to travel based on the vaccination rates increasing is clearly there.

Alexis Christoforous:

I know that one of the metrics you look at is booking windows, how far in advance people are making reservations. What's that looking like here in the fourth quarter and into 2022?

Matt Roberts:

Well, interesting enough, we're seeing another strong fourth quarter. Typically, it was more of a shoulder season, but we're, again, seeing that flexibility for people to travel with remote work, et cetera, is allowing people and the interest in traveling for all the way through the fall season as well. We're seeing already really good early signs for 2022 in the first quarter. Remember, last year, the first quarter was impacted by the surge in COVID cases that shut down many ski markets. The ski markets, thankfully, are hopefully going to be in for a very strong year this year.

Alexis Christoforous:

Are people saying they're willing to travel more? I mean, because when they say travel, it could be by car, which we know lots of folks were doing during the pandemic. How are people looking to travel, and also, what are some of the big popular spots right now?

Matt Roberts:

Well, 72% of the respondents said that they're still interested in traveling as a drive-to during the holiday season. I think that trend from the pandemic is continuing. Although, if you've been in an airport lately, you see long, long lines, so there's a lot of leisure travel for airfares as well. I think that the destination spots are, are the same, a lot of rural locations. Obviously, we're coming into a different season so we'll go away from the beach houses and more towards the ski destinations and some of the warmer properties in Florida, for example.

Alexis Christoforous:

I want to talk a little bit about the big technology push that you continue to make, the investment that you're making in tech for your platform. You just released a Homeowner app, tell us what that is and how does that fit into the overall strategy at Vacasa?

Matt Roberts:

Well, it's the number one requested feature from our homeowners, was to have that app so that they could stay really connected to what's going on with their properties. Overall, we're a technology platform, it enables everything that we do. The Homeowner app is just an exciting new addition to our overall platform. We absolutely use it to manage the business and to facilitate the service delivery and the revenue for our homeowners as well. What's nice about is it lets homeowners really stay connected. Again, what's going on in their properties is one of their first concerns and also understand how much income that we're able to generate, or if they want to put a hold on the property, how much money they could have made if they had rented it instead. A lot of really cool features are in there right now and it sets the framework for a lot more innovation to come.

Alexis Christoforous:

Matt, I know that you are set to become a public company CEO for the second time, the first of course being Open Table. I know Vacasa is getting set to complete its SPAC merger with TPG. It's a deal that's going to value your company at nearly $4 billion. Can you give us any insights on when we can expect that SPAC merger to happen?

Matt Roberts:

We're in the SEC process, from a review perspective, just a normal process. We still anticipate being able to go out this fall and so excited to take that next step in our journey.

Alexis Christoforous:

All right, and we will take that with you. I'm sure we'll be speaking then when it happens, Matt Roberts, Vacasa CEO, thanks so much..

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPGS, which also constitutes a preliminary prospectus of NewCo. TPGS urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPGS as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.